Exhibit 4.9

THINKPLUS INVESTMENTS LIMITED

April 19, 2006

To:	Team Dragon International Limited
Room B, Building C, Electronic Science and Technology Building,
No. 2070, Shennan Middle Road, Shenzhen 518031, PR. China
Attn: Qi Zhan

Re:	Repurchase of Ordinary Shares

As you know, Thinkplus Investments Limited (“Thinkplus” or the “Company”) is in the process of negotiating a sale of Series B1 Preferred Stock and Series B2 Preferred Stock to one or more new investors for an aggregate purchase price of approximately US$25,078,000 (the ‘Financing”). As a condition of the Financing, the investors have required that Thinkplus obtain a commitment from Team Dragon International Limited (“Dragon”) to resell 2,990,000 Ordinary Shares of Thinkplus (the “Ordinary Shares”) back to the Company. The price per Ordinary Share offered by Thinkplus is US$2.20, for an aggregate purchase price of US$6,578,000. The purchase price shall be payable in the form of: (a) the cancellation of all outstanding principal and interest of the Promissory Note made by Dragon to the Company (the “Loan Agreement Note”) pursuant to that Loan Agreement dated March 10, 2005 by and among the Company, Button Software Limited (‘Button”) and Dragon (the “Loan Agreement”); (b) the payment of cash in the amount of US$657,800 to Dragon (the “Cash Purchase Price”); and (c) the issuance of a Promissory Note by the Company to Dragon representing the remaining amount of the aggregate purchase price (‘Purchase Price Note”). If the Company does not effect the closing of the Financing by May 19, 2006, then on or prior to May 26, 2006, the Company will re-issue 2,990,000 Ordinary Shares to Dragon, and Dragon will return the Cash Purchase Price and surrender the Purchase Price Note to the Company.

Dragon will need to make its own evaluation of the risks and merits of the resale of Ordinary Shares to the Company. The Company is not advising Dragon one way or another. Factors that could be considered include, without limitation, the opportunity to achieve current liquidity, the risk of holding stock for an uncertain amount of time, the possibility that the Company’s shares will achieve liquidity through a public offering or acquisition or otherwise at prices substantially higher (possibly reflecting a Company valuation in the hundreds of millions of dollars or more) than the price to be paid by the Company in connection with this repurchase of shares, the Company’s financial condition, including the possibility that the company will raise substantial funds through the current financing or future financings that could substantially improve the Company’s prospects. Additional risks that the Company faces include its ability to scale its sales, engineering and management to meet upcoming opportunities and challenges presented by expected growth and additional opportunities, should they arise, and competition from companies that have substantially more resources than we have. This is not a complete statement of the risks and merits involved in holding an investment or selling one’s shares in Thinkplus. Dragon is encouraged to ask questions of the Company and make a full evaluation of the risks and merits of the resale transaction Dragon is also advised to consult with its own legal, tax and financial advisors with respect to any resale of Ordinary Shares to Thinkplus.

Please indicate below your irrevocable consent to sell to Thinkplus the Ordinary Shares. Please return your consent and agreement to the resale of Ordinary Shares to the Company by 5 pm PRC time on April 20, 2006. Unless waived in writing by the company, in its sole and absolute discretion, the Company’s obligation to repurchase the Ordinary Shares shall be subject to the satisfaction of the following conditions:

(1) the receipt of waivers from all of the parties to that certain Shareholders Agreement by and among the Company, Worksoft Creative Software Technology Limited, Worksoft Creative Technology Co., Ltd. (each of the foregoing, a “Group Company”, and collectively, the “Group Companies”), Inno Global Technology Limited, Button, Dragon, CHEN Shuning, David LiFeng Chen, XU Jinzhou, LC Fund II (“LC”), DCM IV, L.P.,DCM Affiliates Fund IV, L.P. (together with DCM IV, L.P., “DCM”) and Harper Capital (“Harper”, together with LC and DCM, the “Series A Investors”, and each, a “Series A Investor”), dated March 10, 2005, in a form approved by the Company;

(2) the receipt by the Company of an amendment to that Loan Agreement executed by the Company, Button, Dragon, CHEN Shuning and XU Jinzhou, pursuant to which the parties agree that the indebtedness represented by the Promissory Note made by Dragon under the Loan Agreement shall be cancelled upon the completion of the Company’s repurchase of the Ordinary Shares;

(3) the receipt by the Company of an amendment to that Share Pledge Agreement dated March 10, 2005 by and among the Company, Button and Dragon (the ‘Pledge Agreement”), duly executed by the Company, Button and Dragon, pursuant to which Dragon’s obligations under the Pledge Agreement shall terminate upon the repurchase of the Ordinary Shares;

(4) the receipt by the Company any other waivers or releases determined by the Company, it is sole discretion, to be necessary or advisable in order to effect the repurchase of the Ordinary Shares from Dragon; and

Notwithstanding the foregoing, the agreement by Dragon to resell the Ordinary Shares to Thinkplus will be irrevocable until May 19, 2006.

Upon the satisfaction (or waiver) of the conditions to the Company’s conditions to repurchase the Ordinary Shares, then without any further action required by Dragon, Thinkplus will repurchase the Ordinary Shares on the terms of this letter and will update its Register of Members accordingly to reflect the repurchase of Ordinary Shares. At the time of such repurchase, Thinkplus will deliver a notice to Dragon within three business days of the satisfaction of the above conditions: (I) confirming the cancellation of the Loan Agreement Note; (2) enclosing a check for the Cash Purchase Price; and (3) enclosing the Purchase Price Note.

Please return your signed original copy of this letter together with the share certificate(s) representing the Ordinary Shares that you intend to resell. If you have any questions, please do not hesitate to contact WANG Chunhui, Assistant to CEO and COO of the Company, at: (86) 138 01303755 (Cell), (8610) 8282 5266-801 (office) or wang_chunhui@worksoft.com.cn

Sincerely,
THINKPLUS INVESTMENTS LIMITED

By:	/s/ Chen Shuning
CHEN Shuning

By signing below, you irrevocably agree to sell to Thinkplus the Ordinary Shares, in accordance with the terms and conditions of this letter, and you represent and warrant as follows:

Immediately prior to the consummation of the resale transaction, you will have had valid marketable title to the Ordinary Shares, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than pursuant to this letter. You further agree not to sell, transfer, pledge, encumber the Ordinary Shares or suffer any lien, security interest, claim or equitable interest to attach to the Ordinary Shares other than pursuant to this letter agreement

All consents, approvals, authorizations and orders required for the execution and delivery of this letter agreement and the transfer of the Ordinary Shares under this letter agreement have been obtained and are in full force and effect

You have full legal right, power and authority to enter into and perform your obligations under this letter agreement and to transfer the Ordinary Shares under this letter agreement. You represent and warrant that such entity has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization as the type of entity that it purports to be.

You have had ample opportunity to ask questions of, and receive answers from, Thinkplus. You have done all diligence and made all inquiries, and have consulted your own legal, tax and financial advisers, to the extent that you desire to do so and that you deem necessary with respect to Thinkplus, its business, operations and prospects in order to made your decision to resell the Ordinary Shares. You are an accredited investor within the meaning of Rule 502 promulgated under the United States Securities Act of 1933, as amended, in that your net worth is in excess of US$1 million (if you are an individual or US$5 million if you are a corporation, partnership, limited liability company or trust) or have income of US$200,000 (or US$300,000 together with your spouse) in each of the past two years and have an expectation of the same in the current year or you are an entity all of the equityholders of which meet the foregoing requirements.

In consideration for the payment to you of the purchase price for the Ordinary Shares, and in addition to your resale of the Ordinary Shares to Thinkplus, you hereby release and agree to hold the Group Companies their officers, directors, representatives, agents, shareholders, employees and respective assigns harmless from any and all claims, damages and liabilities, past, present or future, known or unknown, that you may have against any of such parties through the date of your signature on this letter agreement and as of the resale of the Ordinary Shares to Thinkplus, including without limitation, any such claim, damage or liability arising out of or in connection with your acquisition of shares of Thinkplus, your status as a shareholder of Thinkplus and otherwise in connection with the Ordinary Shares.

YOU HAVE READ AND UNDERSTOOD THE TERMS OF THIS LETTER AGREEMENT AND HAVE HAD THE OPPORTUNITY TO CONSULT WITH YOUR LEGAL, TAX AND FINANCIAL ADVISORS WITH RESPECT TO THIS LETTER AGREEMENT

TEAM DRAGON INTERNATIONAL LIMITED

By:	/s/ Qi Zhan
Name:	Qi Zhan
Title:

Number of Ordinary Shares:    2,990,000

Total repurchase price of the Ordinary Shares: Ordinary Shares US$2.20 per share

Please fax the completed and signed signature page to:

Facsimile:

Please mail signed page to:

Thinkplus Investments Limited

3F, Building 8, Zhongguancun Software Park

Haidian Disirici, Beijing 100094. P.R. China

ATTN: WANG Chunhui